SCOTT D. OLSON esq. Attorney at Law	274 BROADWAY COSTA MESA, CA 92627 M. 310.985.1034 E. SDOESQ@GMAIL.COM

April 25, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attention:  J. Conlon Danberg

Re:	Medical Exercise Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 31, 2025
File No. 333-284522

Ladies and Gentlemen:

This letter sets forth the responses of Medical Exercise Inc. ("Company") to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter dated April 23, 2025.

Amendment No. 2 to Form S-1 filed April 21, 2025

Medical Exercise Inc.'s Technology and Treatment, page 28

1.	We note your revised disclosure in response to prior comment 4 and reissue the comment. You state here that Medical Exercise Inc.’s Lumbar and Cervical Extension Machines are "backed by extensive research" and are "proven to help clients strengthen their spinal muscles, even after other treatments have failed." Please expand your disclosure relating to this extensive research by discussing it directly in the prospectus rather than providing a link to information on MedX's website.

Response: We have revised the prospectus to remove the references to the claims of extensive research and treatment results, and expanded and clarified our disclosures regarding the use and purpose of the MedX Lumbar and Cervical Extension Machines.

Conclusion:

We have carefully reviewed the Staff's comments and has made the necessary amendments to the Registration Statement as detailed in this response letter. We believe the Registration Statement, as amended, now accurately reflects our business, financial condition, and results of operations and complies with all applicable SEC regulations.

SCOTT D. OLSON esq.

Acceleration Request:

We hereby request that the Staff accelerate the effective date of the registration statement to April 30, 2025 or as soon as practicable thereafter. We have fully addressed all comments raised by the Staff and believe the registration statement is now complete and ready for effectiveness.

We appreciate the Staff's review and are available to discuss any further questions you may have.

Sincerely,

/s/ Scott Olson
Scott D. Olson, Esq.